COMMENTS RECEIVED ON 09/13/2023

FROM RYAN SUTCLIFFE

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity SAI Conservative Income Municipal Bond Fund

POST-EFFECTIVE AMENDMENT NO. 564

1)

C:

The Staff requests we respond to these comments no later than five business days before the filing is scheduled to become effective automatically. If this is not possible, the Staff requests we file to delay an amendment under 485(b).

R:

We will make reasonable efforts to respond to comments within the requested timeframe.

2)

“Fund Summary” (prospectus)

“Fee Table”

“The following table describes the fees and expenses that may be incurred when you buy, hold, and sell shares of the fund.”

C:

The Staff requests that we confirm the second sentence from Item 3 of N-1A does not apply.

R:

The current disclosure includes all applicable disclosure in Item 3 of Form N-1A as the fund will not be available for purchase through financial intermediaries.

3)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests that we confirm that acquired fund fees and expenses are not anticipated to exceed 0.01% of average net assets.

R:

Acquired fund fees and expenses are not estimated to exceed one basis point of the fund’s average net assets.

4)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Managing the fund to have similar overall interest rate risk to the supplemental index.”

C:

The Staff requests we explain what the supplemental index is in the Item 4 disclosure.

R:

The supplemental index is described in the “Appendix – Additional Index Information” section of the prospectus:

“Fidelity Conservative Income Municipal Bond Composite IndexSM is a customized blend of unmanaged indexes, weighted as follows: Bloomberg Municipal Bond 1 Year (1-2 Y) Index - 50%; and iMoneyNetSM All Tax-Free National Retail Money Market Funds Average - 50%.”

5)

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund's assets in U.S. dollar-denominated municipal money market securities and high quality investment-grade municipal debt securities whose interest is exempt from federal income tax. The Adviser may invest all of the fund's assets in municipal securities whose interest is subject to the federal alternative minimum tax.

The Adviser may invest up to 10% of the fund's assets in lower quality investment-grade securities.”

C:

The Staff requests we provide examples of high quality and lower quality investment-grade ratings.

R:

We believe the meanings of “high quality investment-grade municipal debt securities” and “lower quality investment-grade securities” are standard in the industry and more meaningful to shareholders than providing specific ratings by the various credit rating agencies. Accordingly, we have not modified our disclosure.

6)

“Investment Details” (prospectus)

“Description of Principal Security Types”

C:

The Staff requests we disclose with specificity how derivatives are used in the Principal Investment Strategies or remove derivatives from this section.

R:

The following disclosure is included in the “Fund Basics – Investment Details - Other Investment Strategies” section of the prospectus:

“The Adviser may also engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument, or components of the index underlying the derivative, and forward-settling securities. The fund's derivative investments may include futures contracts (both long and short positions) on securities and indexes. Depending on the Adviser's outlook and market conditions, the Adviser may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index.”

7)

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we consider adding an explicit credit risk.

R:

We believe credit risk is addressed in the “Issuer-Specific Changes” risk disclosure in the fund’s prospectus and the “Municipal Market Disruption Risk” disclosure in the fund’s statement of additional information. Accordingly, we have not modified our disclosure.

8)

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add a leverage risk to the Item 4 disclosure.

R:

We believe the disclosure under the sub‐heading “Principal Investment Risks” in the Fund

Summary section appropriately discloses the fund’s principal investment risks. Leverage risk is not expected to be a principal investment risk for the fund, but because the fund may invest in derivatives and forward‐settling securities, the fund could be exposed to some leverage risk. General

Instruction C.3 (b) under Form N‐1A provides that a fund may include, except in response to Items 2 through 8, information in the prospectus that is not otherwise required. Because leverage can magnify investment risks, we believe this is an important risk to identify, even if not disclosed as

“principal” in the “Fund Summary” section.

9)

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we clarify whether derivatives investments and forward-settling securities are principal or non-principal strategies and investments.

R:

Investing in derivatives and forward-settling securities are not principal investment strategies of the fund. As noted in response to Comment 6, the fund may invest in derivatives and forward-settling securities as part of its disclosed non-principal investment strategies.

10)

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff notes that the fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the fund’s compliance with concentration policies.

R:

The fund acknowledges the guidance with respect to concentration policies provided in Investment Company Act Release No. 9785 (May 31, 1977) (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”). The fund will implement its concentration policy with respect to investments in any private activity municipal debt securities in a manner consistent with Release 9785.

11)

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add “or group of industries” in this section per section 8(b)(1) of the Investment Company Act of 1940 and Item 16 of Form N-1A.

R:

A fund is required to disclose its policy with respect to concentrating investments in a particular industry or group of industries. The fund has not identified any industry or group of industries in which it intends to concentrate. Accordingly, we have not modified the disclosure.

FOLLOW-UP COMMENT RECEIVED ON 10/16/2023

FROM RYAN SUTCLIFFE

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity SAI Conservative Income Municipal Bond Fund

POST-EFFECTIVE AMENDMENT NO. 564

1)

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests clarification of whether Fidelity agrees the fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the fund’s compliance with concentration policies.

R:

Yes, Fidelity agrees.